Date: December 3, 2020

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed November 6, 2020 File No. 333-249308

In response to your letter dated November 16, 2020, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).  Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

            The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s November 16, 2020 letter in italicized text immediately before our response.

Amendment No. 3 to Form S-1

Risk Factors, page 6

1.

We note in your Form 10-K/A filed November 2, 2020 that you disclose that your disclosure controls and procedures were not effective. Please include a risk factor on the risks of ineffective disclosure controls and procedures. If your internal control over financial reporting was also ineffective, then please address these risks as well. Please also provide disclosure about the reasons why your disclosure controls and procedures and internal control over financial reporting were ineffective and the steps taken to address any material weakness.

RESPONSE: We have revised our disclosure to include the following risk factors:

“WE CONCLUDED THAT AS OF DECEMBER 31, 2019 OUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE DUE TO THE EXISTENCE OF MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH CAN RESULT IN THE COMPANY’S DETERMINATION TO ITS FINANCIAL STATEMENTS FOR FUTURE YEARS.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure.

1

In connection with our annual report for the period ended December 31, 2019, as required by Rule 13a 15d and 15d15e under the Securities Exchange Act of 1934, we carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s principal executive officer and principal financial officer. Based upon that evaluation, our company’s principal executive officer and principal financial officer concluded that as of December 31, 2019 our disclosure controls and procedures were not effective due to the existence of material weaknesses in our internal controls over financial reporting. The ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in the Company’s inadequate review of its financial statements.

Failure to achieve and maintain effective internal control over financial reporting in accordance with rules of the Securities and Exchange Commission promulgated under Section 404 of the Sarbanes-Oxley Act could harm our business and operating results and/or result in a loss of investor confidence in our financial reports.

Under rules of the Securities and Exchange Commission promulgated under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on November 2, 2020, we were required to furnish a report by our management on our internal control over financial reporting. In the course of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, which assessment was conducted in connection with the preparation of 2019 audited financial statements and our annual report on Form 10-K for 2019, we identified a material weakness in our internal control over financial reporting resulting from the combination of a limited accounting staff and the transitional status of our chief financial officer. This material weakness in our internal control over financial reporting, as described in Item 9A, Controls and Procedures, of our Annual Report on Form 10-K for the year ended December 31, 2019, as well as any other weaknesses or deficiencies that may exist or hereafter arise or be identified, could harm our business and operating results, and could result in adverse publicity and a loss in investor confidence in the accuracy and completeness of our financial reports, and, if such weaknesses are not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee and lack of a majority of outside directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the audit of our financial statements as of December 31, 2019 and communicated the matters to our management.

2

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on the Company’s financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in the Company’s inadequate review of its financial statements.

We are committed to improving our financial organization. As part of this commitment, we will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to the Company: i) Appointing one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and ii) Preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on the Company’s Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support the Company if personnel turn over issues within the department occur. This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues the company may encounter in the future.”

Further, we have revised our disclosure to include financial statements for the period ended September 30, 2020.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope, President

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